Exhibit 99.1

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

Special Notice to Shareholders who hold our Ordinary Shares
through members of the New York Stock Exchange and the Toronto Stock Exchange

March 10, 2016

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 20, 2016

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend the Extraordinary General Meeting of Shareholders of Gazit-Globe Ltd. (the “Company”), to be held at 12:00 PM (Israel time) on Wednesday, April 20, 2016, at our offices at 1 Hashalom Road, Tel-Aviv, Israel, for the following purposes:

1. The amendment of the Company’s articles of association to remove the staggered board structure.

2. The re-election of Mr. Ronnie Bar-On as an external director of the Company.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement and the Exhibit thereto.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel is attached as Exhibit A to the Proxy Statement. This provides detailed information regarding the matters to be considered at the meeting and the required vote therefore.

Shareholders who hold our ordinary shares through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Section 5.2 and Section 5.3 of Appendix A to the Proxy Statement are not applicable to them.

Shareholders of record at the close of business on March 22, 2016 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,
Adi Jemini
Chief Financial Officer

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GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Gazit-Globe Ltd. (the “Company”) to be voted at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 12:00 PM (Israel time) on Wednesday, April 20, 2016, at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about March 15, 2016.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES AND CANADA

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and under applicable Canadian securities laws are not applicable to the Company or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws or Canadian securities laws, as applicable. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli corporations may differ from requirements under U.S. and Canadian corporate and securities laws as they apply to U.S. or Canadian corporations, respectively.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 12:00 PM (Israel time) on Wednesday, April 20, 2016, at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1. The amendment of the Company’s articles of association to remove the staggered board structure.

2. The re-election of Mr. Ronnie Bar-On as an external director of the Company.

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Proxy Procedure

Only holders of record of the Ordinary Shares as of the close of business on March 22, 2016 are entitled to notice of, and to vote in person or by proxy at, the Meeting.

☐	Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

☐	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent or at the Company’s registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

A copy of an English translation of the Company’s immediate report describing the matters to be considered at the Meeting and certain related information as filed in Israel is attached hereto as Exhibit A. This provides detailed information regarding the matters to be considered at the meeting and the required vote therefore.

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Exhibit A

[Translated from the original Hebrew; in the event of a discrepancy, the Hebrew version shall control]

March 9, 2016

To the attention of:	To the attention of:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding the Calling of an Extraordinary General Meeting

The Company hereby announces that an extraordinary general meeting of the Company’s shareholders shall be convened on Wednesday, April 20, 2016, at 12 noon, at the offices of the Company at 1 Derech Hashalom, Tel Aviv, Israel. If no quorum is present half an hour after the time set for the meeting, the meeting shall be adjourned until Wednesday, April 27, 2016, at 12 noon, at the same place.

1.          The topics on the agenda and the proposed resolutions

1.1.        Amendment of the Company’s Articles of Association

It is proposed that the Company’s articles of association with regard to the appointment of directors of the Company be amended whereby, instead of the staggered board appointment mechanism that currently exists, the directors of the Company (who are not external directors) shall be appointed for a fixed period ending at the conclusion of the first general meeting following the appointment (unless prescribed otherwise in the resolution regarding the appointment of the director), all as set forth in articles 77.4 and 78 of the text of the amended articles attached as Appendix A. Should the aforesaid amendment to the articles be passed, then, at the forthcoming annual general meeting, the service of all the directors (other than the external directors) serving at the Company shall be terminated with them being eligible to be reappointed without restriction, all in accordance with the provisions of the articles.

Proposed resolution: to approve an amendment to the Company’s articles as set forth in articles 77.4 and 78 of the text of the amended articles attached as Appendix A.

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1.2.        Reappointment of Mr. Ronnie Bar-On as an external director of the Company

Reappointment of Mr. Ronnie Bar-On as an external director of the Company, for an additional (second) service period of three years commencing from May 1, 2016, and approval of the terms of the compensation to which he is entitled within the framework of his service.

Proposed resolution: to appoint Mr. Ronnie Bar-On as an external director of the Company for an additional service period of three years commencing from May 1, 2016 and to approve the terms of his service as set forth in Appendix C.

1.2.1.      Mr. Ronnie Bar-On has served as an external director of the Company since May 1, 2013. His service is due to terminate on April 30, 2016.

1.2.2.      For details regarding Mr. Ronnie Bar-On, see Regulation 26 in Chapter D of the Periodic Report for 2014, which was furnished to the U.S. Securities and Exchange Commission as Form 99.1 to the Current Report on Form 6-K on March 26, 2015; the information included therein is hereby incorporated by reference. It should be noted that, as of this call date, in addition to the explanations set forth in Regulation 26, Mr. Bar-On also serves as a director on the advisory board of a wholly-owned subsidiary of the Company that operates in Brazil (“Gazit Brazil”) and also of Delek Drilling – a limited partnership.

1.2.3.      It is the opinion of the Company’s Board of Directors, based, inter alia, on the declaration that Mr. Bar-On has provided, that Mr. Bar-On possesses accounting and financial expertise, as defined in Section 240 of the Israel Companies Law and in the Expertise and Qualification Regulations. Mr. Bar-On’s declaration of eligibility as a director possessing accounting and financial expertise, in accordance with the provisions of Section 241 of the Israel Companies Law, is attached as Appendix B.

1.2.4.      On being reappointed an external director of the Company, Mr. Bar-On shall be entitled to annual remuneration and attendance fees, like the rest of the Company’s directors (other than the directors who hold other positions in the Company and directors included among its controlling shareholders), and he shall also be entitled to compensation in respect to his service on the advisory board of Gazit Brazil, as set forth in Regulation 2 of the Israel Companies Regulations (Matters not Constituting an Attachment), 2006. For details of the various compensation and exemption, insurance and indemnification arrangements to which Mr. Bar-On shall be entitled in respect to his service as an external director of the Company and also in respect to his service with Gazit Brazil, see Appendix C.

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2.          The majority required to pass the resolution

2.1.        For the purpose of approving the topic in Section 1.1 above (amendment of the Company’s articles of association), in accordance with article 140 of the Company’s articles and the provisions of Section 20 of the Israel Companies Law, a majority is required of the shareholders, who hold shares conferring on them sixty percent (60%) or more of the voting power of all the shares whose holders participate in the vote (excluding abstentions).

2.2.        For the purpose of approving the topic in section 1.2 above (reappointment of Mr. Ronnie Bar-On as an external director of the Company, and approval of the terms of his compensation), in accordance with the provisions of Section 239(b) of the Israel Companies Law, one of the following requirements to be fulfilled:

2.2.1.      The count of the majority of the votes at the general meeting shall comprise a majority of the total votes of the shareholders not being controlling shareholders of the Company or not having a personal interest in approving the appointment (other than a personal interest that is not the result of the shareholder’s connection with the controlling shareholder), who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions shall not be taken into account);

2.2.2.      The total number of dissenting votes cast by the shareholders referred to in subsection 2.2.1 above shall not exceed two percent of the Company’s total voting rights.

3.          The legal quorum to hold the meeting

A quorum shall exist when at least two shareholders are present, in person or by proxy, who together hold at least 35% of the Company’s voting rights. If after half an hour from the appointed time for the general meeting a quorum is not present, the general meeting shall be adjourned until the same day of the following week, at the same time and place. If a quorum is not present at the adjourned general meeting after half an hour from the appointed time, then a quorum shall be deemed to exist if at least two shareholders with voting rights are present, in person or by proxy, who together hold at least 30% of the Company’s voting rights.

4.          The record date for participation and voting

The record date for determining the eligibility of a shareholder of the Company to vote at the general meeting, as stipulated in Section 182 of the Companies Law, is the close of business on Tuesday, March 22, 2016 (the “Record Date”).

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5.          Voting at the meeting and position papers

5.1.        A shareholder shall be entitled to participate and vote at the general meeting, in person, by proxy, by means of a voting ballot (as defined in Section 87 of the Israel Companies Law), according to the text attached to this immediate report (the “Voting Ballot”), or by means of the electronic voting system.

5.2.        In accordance with the Israel Companies Regulations (Proving Ownership of a Share in Order to Vote at a General Meeting), 2000, when a shareholder is entitled to a share that is registered with a member of the Tel Aviv Stock Exchange Ltd. (“TASE”) and said share is included among the Company shares recorded in the register of shareholders in the name of a nominee company, and the shareholder wishes to vote at the general meeting, then said shareholder shall provide the Company with a confirmation from the TASE member with whom his share entitlement is registered, certifying his ownership of the share, on the Record Date, in accordance with the text in Form 1 in the schedule to the above regulations. Similarly, an unregistered shareholder is entitled to instruct the TASE member that his confirmation of ownership should be sent to the Company via the electronic voting system.

5.3.        The address of the distribution site of the Israel Securities Authority (the “Distribution Site”) and the Internet site of the Tel Aviv Stock Exchange Ltd., where the text of the voting ballot and position papers, as defined in Section 88 of the Companies Law, may be found, are as follows: www.magna.isa.gov.il and www.maya.tase.co.il, respectively. Voting by means of a voting ballot shall be done on the second part of the voting ballot published on the Distribution Site. A shareholder is entitled to apply to the Company directly in order to obtain the text of the voting ballot and the position papers (if any). A TASE member shall send, without charge, by e-mail, a link to the text of the voting ballot and the position papers, on the Distribution Site to every shareholder who is not registered in the shareholders’ register and whose shares are registered with that TASE member, if the shareholder gives notice that he so wishes, and provided that such notice is given with regard to a particular securities account and at a time prior to the Record Date. A shareholder whose shares are registered with a TASE member is entitled to receive the confirmation of ownership from the TASE member through whom he holds his shares, at the branch of the TASE member or by mail to his address in consideration for delivery fees only, if such are demanded. A request in this connection is to be given in advance for a particular securities account. Likewise, a shareholder, whose share entitlement is registered with a TASE member and said share is included among the shares registered in the shareholders’ register in the name of the nominee company, is entitled to vote by means of a voting ballot that shall be delivered to the Company via the electronic voting system.

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5.4.        The voting ballot is to be delivered to the Company’s offices, at the address referred to above, such that the voting ballot reaches the Company’s offices not later than four (4) hours prior to the time of opening the general meeting. Voting via the electronic voting system may take place up to six (6) hours prior to the time of opening the general meeting.

5.5.        A shareholder wishing to participate and vote at the general meeting, without having to go to the place where the general meeting is to be held, can lodge with the Company a power of attorney to participate and vote at the general meeting at least 48 hours prior to the time of its opening, at the Company’s offices at 1 Derech Hashalom, Tel Aviv, Israel.

5.6.        One or more shareholders holding shares constituting five percent or more of the total voting rights of the Company (namely, 9,774,266 shares), and also any person holding the aforesaid percentage of the total voting rights not held by the controlling shareholder of the Company (namely, 4,793,341 shares), are entitled to view the voting ballots as set forth in Regulation 10 of the Companies Regulations (Voting Ballots and Position Papers), 2005.

5.7.        The last date for providing a position paper to the Company is up to ten (10) days prior to the date of holding the meeting.

5.8.        A request from a shareholder to include a topic on the agenda of the meeting, pursuant to Section 66(b) of the Israel Companies Law, shall be furnished to the Company up to seven (7) days after the date of publishing this report.

6.        Viewing the documents

The text of the proposed resolutions may be viewed at the Company’s offices at the address stated above, during normal working hours and with prior coordination (telephone: +972-3-6948000, fax: +972-3-6961910).

Gazit-Globe Ltd.

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Appendix A – Text of Amendment to the Company’s Articles

Translation from Hebrew. Only the Hebrew version has a legal binding effect.

Amendment to the Company Limited by Shares Articles of Association

of

Gazit Globe Ltd.

Board of Directors

77.	77.1	The number of the directors in the Company shall be no less than five (5) and shall not exceed eleven (11).

77.2	At least one third of the members serving on the Board of Directors shall be independent directors (as such term is defined in the Companies Law). To remove any doubts, it is hereby clarified that external directors are to be included in assessing the number of independent directors

77.2A	A Should a situation arise where, on the date of appointing a director, all the members of the Board of Directors are of the same gender, a director of the other gender shall be appointed.

77.2B	No person who reports, directly or indirectly, to the general manager of the Company shall serve as a director of the Company; a director of a corporation controlled by the Company may serve as a director of the Company.

77.3	cancelled.

77.4	Notwithstanding the provisions of Article 78.1 below, the Board of Directors may from time to time, appoint a member to the Board of Directors in replacement of a director whose office has been vacated for any reason whatsoever, as well as another member, even where the office of any other member has not been vacated; provided that by such appointment the number of members of the Board of Directors shall not exceed the maximum number prescribed pursuant to Article 77.1 above. ~~A member of the Board of Directors appointed pursuant to this Article in replacement of a director whose office has been vacated, shall be assigned to the same group (as defined in Article 78 below) as that in which the director whose office has been vacated served. A member of the Board of Directors, appointed pursuant to this Article as an additional member (who is not in replacement of a director whose office has been vacated), shall be assigned to a group (as defined in Article 78 below), to be decided upon by the Board of Directors at the time of his appointment, provided, that the decision of the Board of Directors be taken with the aim of making the size of the various groups the same as one another or as close thereto as possible. A director, appointed by the Board of Directors as aforesaid in this sub-article, shall be deemed, for all intents and purposes, as having been appointed by the general meeting (and, without derogating from the generality of the aforesaid, he shall serve until the end of the period remaining for the members of the group to which he has been assigned, as provided in Articles 78.1 or 78.3 below, as the case may be).~~

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77.5	At any time that an outside director serves in the Company or where there is a duty to appoint such a director, the provisions of this section as to the Board of Directors shall apply, subject to the provisions of the Companies Law with respect to an outside director.

78.	Without derogating from the provisions of Article 77 above, ~~subject to the provisions of article 80 below,~~ the appointment of members of the Board of Directors (who are not external directors), shall be made by the general meeting, by a simple resolution ~~in accordance with the mechanism specified below in this Article 78~~. ~~Their replacement and dismissal shall be made by the general meeting of the Company in accordance with the provisions of this Article 78 below.~~

78.1	The nomination is for a term ending on the first annual general meeting following the nomination. Directors whose term of office has expired may be re-appointed to such office without limitation pursuant to the provisions of these Articles

~~78.1~~	~~The special general meeting to be convened in 2012 which shall adopt this version of Article 78.1 (hereinafter: the “Base Meeting”) shall appoint up to two directors and shall classify the directors serving at that time (who are not external directors) and the directors being proposed for appointment at the Base Meeting into three groups, each of which will comprise the same number of directors or as close thereto as possible. The initial term of office to be served by the members of each group is as set forth below:~~

~~78.1.1~~	~~The members of the first group shall serve a term of office that shall continue until the annual general meeting to be held in the first calendar year following the year in which the Base Meeting was held (hereinafter: the “First Group”).~~

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~~78.1.2~~	~~The members of the second group shall be elected for a term of office that shall continue until the Company’s annual general meeting to be held in the second calendar year following the year in which the Base Meeting was held (hereinafter: the “Second Group”).~~

~~78.1.3~~	~~The members of the third group shall be elected for a term of office that shall continue until the annual general meeting to be held in the third calendar year following the year in which the Base Meeting was held (hereinafter: the “Third Group”).~~

~~78.2~~	~~Starting from the annual meeting to be held in the first calendar year following the year in which the Base Meeting was held, the general meeting shall elect, in replacement of the directors whose service will have terminated due to its completion pursuant to the provisions of Article 78.1 above or this Article 78.2, a number of directors equal to the total number of directors in office on the eve of the annual meeting (including the number of directors appointed by the Board of Directors as aforesaid in Article 77.3 above, if any, but excluding the number of external directors), divided by three. Should the result of the aforesaid division not be a whole number, the Board of Directors shall decide on the date of convening the annual meeting whether to round the result of the division upward or downward, to the nearest whole number. A director appointed by the general meeting as aforesaid in this article above (starting from the annual meeting to be held in the first calendar year following the year in which the Base Meeting was held) will be assigned to the group to which the directors, whose term of service ended at the time of said meeting, were assigned (viz. the First Group, the Second Group or the Third Group).~~

~~78.3~~	~~Except for the first term of office as aforesaid in Article 78.1 above, the term of office of each group of directors will be for three years, viz. each director who is assigned to a particular group will serve until the end of the annual meeting held in the third year after the year during which the annual general meeting appointed directors assigned to the aforesaid group. Directors whose term of office has expired may be re-appointed to such office without limitation pursuant to the provisions of these Articles~~

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~~78.4~~	~~Save for a person who has served as a director in the Company up to the date of the annual meeting and/or any person recommended to the general meeting by the Company’s Board of Directors (or a committee acting on its behalf, if it is authorized to do so by the Board of Directors) to be appointed as director, no director shall be appointed at the annual meeting unless a shareholder in the company wishing to propose him as a candidate who owns at least 1% (one percent) of the total voting rights of the Company has submitted to the office at least 10 (ten) days prior to the publication of the notice convening the annual meeting a written document signed by the shareholder, giving notice of his request to propose this candidate for election by the general meeting, attached to which document shall be the written consent of the candidate for appointment as a director, together with his curriculum vitae and all the declarations, documents and other information required pursuant to the Companies Law and any other law to which the Company shall be subject at that time, including the rules of every stock exchange on which the Company’s shares are listed for trade at that time, in order to propose the candidate for election and in order for him to be appointed as a director.~~

~~78.5~~	~~In the event that the shareholders at the annual meeting vote in favor of appointing directors, the number of whom exceeds the number of candidates standing for election as aforesaid in Article 78.2 above, then the directors to be appointed, in accordance with the number of directors to be elected as aforesaid in Article 78.2, will be those that received the greatest support in terms of the number of shares held by those voting in their favor at the meeting.~~

78.6	The general meeting may, by special resolution, dismiss any of the Directors prior to the end of his term of office.

78.7	The Chairman of the Board of Directors shall be appointed by the Board of Directors from the number of the Directors and shall serve in this office for his entire office as director. The General meeting may by special resolution dismiss the Chairman of the Board of Directors from such office.

79.	79.1	A director may appoint an alternate director for himself, provided that the Company’s Board of Directors has approved the identity of such alternate director (hereinafter: “Alternate Director”). Notwithstanding the foregoing, a person who is not fit to be appointed a director or a person serving as a director of the Company or as an Alternate Director shall not be appointed and shall not serve as an Alternate Director..

79.2	Cancelled.

79.3	The alternate of a director shall have, subject to the provisions of the appointing document, all the powers vested in the director for whom he serves as alternate.

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79.4	A person who is entitled to appoint an alternate of a director may also restrict, modify, condition or cancel such appointment.

79.5	A person serving as a director may be appointed Alternate Director for a member of a Board of Directors committee, provided that the candidate to be appointed as Alternate Director for the member of the committee does not serve as a member on the same Board of Directors’ committee and where he serves as an Alternate Director for an external director, the candidate to be appointed as Alternate Director shall be an external director with accounting and financial expertise or shall have such professional qualification as that of the substituted director.

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Appendix B – Declaration of Eligibility of Mr. Ronnie Bar-On, who is a Candidate to Serve as an External Director

STATEMENT OF A CANDIDATE TO SERVE AS AN EXTERNAL DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Ronnie Bar-On, Israeli I.D No.008516262, having agreed to be appointed and to serve as an External Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.          I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company's size and its specific needs.

2.          I possess the necessary skills to serve as director of the Company.

3.          For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the "Expertise and Competence Regulations"), I hereby declare the following:

(a)         Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)         Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.          I am not restricted from serving as a director of the Company under any items set forth in Sections 226 , 226A and 227 of the Law.

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5.          I am not a "Relative" (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

"Relative" means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

6.          My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

7.          I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

8.          I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

9.          Without derogating from section 5 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b) of the Companies Law.

10.         I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company's immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

11.         I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

12.         Prior to my consent to serve as an External Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an External Director of the Company.

13.         I am aware that the proposal of my nomination as director by the Company's Board of Directors, my classification as an External Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

14.         I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

03/09/2016	/S/ Ronnie Bar-On
Date	Signature

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Appendix C – Details of the Compensation to Which Mr. Bar-On is Entitled,

With Mr. Bar-On’s Service with the Company Being on the Agenda of the Meeting

1.           Directors’ fees

1.1.        Mr. Bar-On, like the rest of the Company’s directors who meet the expertise criteria of an expert external director (other than the directors who hold other positions in the Company and directors included among its controlling shareholders), is entitled to a proportionate fee as stated in Regulation 8A of the Israel Companies Regulations (Rules Regarding Fees and Expenses for an External Director), 2000 (the “Fees Regulations”), as detailed below: an annual fee of U.S.$ 56,000 and a fee of U.S.$ 1,480 per meeting, all being subject to the proviso that in no event (due to changes in the exchange rate of the shekel against the U.S. dollar) shall the amount of the aforesaid fees be less than the minimum amount prescribed for a company with the Company’s ranking in the second and third schedules of the Fees Regulations and shall also not be more than 50% greater than the maximum amount for a company with the Company’s ranking in the second, third or fourth schedules, as the case may be, of the Fees Regulations (with these minimum and maximum amounts being linked to the consumer price index in accordance with the provisions of the Fees Regulations). The payments in respect to participation in meetings held by telephone amount to 60% of the participation fee prescribed above, and the payment in respect to written resolutions amounts to 50% of the participation fee prescribed above.

1.2.        In addition to the aforesaid, in respect to Mr. Bar-On’s service on the advisory board of Gazit Brazil, in accordance with a resolution of the Company’s Board of Directors (following approval by the Company’s Compensation Committee), and in accordance with the Israel Companies Regulations (Matters not Constituting an Attachment), 2006, Mr. Bar-On shall be entitled to compensation which shall be calculated according to the number of meetings of the advisory board of Gazit Brazil at which he participated, with the compensation in respect to each meeting not exceeding the maximum amount per meeting stated in the Fees Regulations in accordance with Gazit Brazil’s ranking (namely, as of the date of this report – NIS 3,821); in any event, the compensation to be paid to Mr. Bar-On in any particular year in respect to his service with Gazit Brazil shall not exceed an amount equivalent to the annual compensation prescribed in the Fees Regulations for a company with the Company’s ranking (as of the date of this report– NIS 128,916), whichever is the lower.

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2.        Exemption, indemnification and insurance

Mr. Bar-On is entitled to benefit from the Company’s indemnification, exemption and officers’ insurance arrangements, as set forth below, like the rest of the Company’s directors, as approved (or as shall be approved from time to time) across the board. As of the date of this report, the coverage limit of the existing officers’ insurance is U.S.$ 100 million (per event and per year) (from a coverage limit of U.S.$ 100 million that was approved by the Company’s general meeting on January 12, 2012). Moreover, Mr. Bar-On is entitled to an insurance policy to cover the liability of the Company and the directors and the officers thereof, as approved by the general meeting on January 12, 2012, in respect to publication of the Company’s prospectus and an offering of its securities in the United States (POSI – Public Offering of Securities Insurance) for a period of up to seven years (the “Insurance Period”) with coverage limits that shall not exceed U.S.$ 100 million per event and for the insurance period. For additional details, refer to the immediate report dated December 5, 2011 regarding the calling of a general meeting, reference no.: 2011-01-353178, and the immediate report dated January 12, 2012 regarding the outcome of the general meeting, reference no.: 2012-01-014208.

In addition, in accordance with the provisions of the Company’s articles of association and in accordance with the resolution of the Company’s general meeting from December 31, 2006, as updated on December 13, 2011, the Company has undertaken to indemnify in advance anyone serving as an officer of the Company (including external directors), including an officer of the Company who holds office on behalf of the Company in another company in which the Company has an interest of at least 25% in the capital and/or the voting rights and/or the right to appoint directors. The maximum cumulative indemnification amount that the Company might pay any officer, as aforesaid, under the deed of indemnification, shall not exceed 20% of the Company’s equity according to its last financial statements published prior to the actual indemnification payment. Moreover, the Company has resolved to exempt in advance the aforesaid officers (including directors other than those included among the Company’s controlling shareholders) from liability for damage caused and/or that shall be caused to the Company by the officer due to breach of the duty of care toward it, other than in the case of a breach of the duty of care in making a distribution, as defined in the Companies Law.

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